SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                  DURATEK, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   26658Q 10 2
                                 (CUSIP Number)

                                December 17, 2003
                      (Date of Event which requires Filing
                               of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ X ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26658Q 10 2

     1       NAME OF REPORTING PERSON

                      The Combined Master Retirement Trust

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                         21,933
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                           -0-
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          21,933

                               8      SHARED DISPOSITIVE POWER

                                                            -0-

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      21,933

    10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.2%

    12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  26658Q 10 2

     1       NAME OF REPORTING PERSON

                      Harold C. Simmons

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               5      SOLE VOTING POWER

                                                         21,933
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                           -0-
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          21,933

                               8      SHARED DISPOSITIVE POWER

                                                            -0-

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    10 CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.0%

    12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                  SCHEDULE 13G
                                 Amendment No. 4

Item 1(a).          Name of Issuer:

                    Duratek, Inc., a Delaware corporation.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    10100 Old Columbia Road
                    Columbia, Maryland   21046

Items 2(a).         Name of Person Filing:

                    The Combined Master Retirement Trust (the "CMRT"), as the direct beneficial owner of the shares of the issuer's common stock, par value $0.01 per share (the "Shares"), as reported under Item 4, and Harold C. Simmons, as the sole trustee of the CMRT and a member of the CMRT investment committee. Valhi, Inc., a Delaware corporation ("Valhi"), established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans (the "Plans") Valhi and related companies adopt. Mr. Simmons is a participant in one or more of the Plans. Mr. Simmons, as the CMRT's sole trustee, has voting and dispositive power over the Shares directly beneficially owned by the CMRT. Harold C. Simmons disclaims beneficial ownership of such Shares, other than Shares attributable to his participation in the Plans.

Item 2(b).          Address of Principal Business Office or, if none, Residence:

                    The CMRT's and Harold C. Simmons' principal business office is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240

Item 2(c).          Citizenship:

                    The CMRT is governed by the laws of the state of Texas, except as those laws are superceded by federal law. Harold
                    C. Simmons is a citizen of the United States of America.

Item 2(d).          Title of Class of Securities:

                    Common stock, par value $0.01 per share.

Item 2(e).          CUSIP Number:

                    26658Q 10 2

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                      (a)    [   ]      Broker   or  dealer   registered   under
                                        section 15 of the Act (15 U.S.C. 78o);

                      (b)    [   ]      Bank as defined  in  section  3(a)(6) of
                                        the Act (15 U.S.C. 78c);

                      (c)    [   ]      Insurance  company as defined in section
                                        3(a)(19) of the Act (15 U.S.C. 78c);

                      (d)    [   ]      Investment   Company   registered  under
                                        section 8 of the Investment  Company Act
                                        (15 U.S.C. 80a-8);

                      (e)    [   ]      Investment  adviser in  accordance  with
                                        section 240.13d-1(b)(1)(ii)(E);

                      (f)    [ X ]      An employee  benefit  plan or  endowment
                                        fund   in   accordance    with   section
                                        240.13d-1(b)(1)(ii)(F);

                      (g)    [ X ]      A  parent  holding  company  or  control
                                        person  in   accordance   with   section
                                        240.13d-1(b)(1)(ii)(G);

                      (h)    [   ]      A  savings  association  as  defined  in
                                        section  3(b)  of  the  Federal  Deposit
                                        Insurance Act (12 U.S.C. 1813);

                      (i)    [   ]      A church plan that is excluded  from the
                                        definition  of  an  investment   company
                                        under section 3(c)(14) of the Investment
                                        Company  Act of 1940 (15 U.S.C.  80a-3);
                                        or

                      (j)    [   ]      Group,   in   accordance   with  section
                                        240.13d-1(b)(1)(ii)(J).

                              The CMRT is an employee benefit plan in accordance with section 240.13d-1(b)(1)(ii)(F). By virtue of the relationships described in Item 2, Mr. Simmons may be deemed to be a control person of the CMRT in accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4.               Ownership (as of December 19, 2003).

                      (a) Amount Beneficially Owned:

                               21,933 Shares

                      (b) Percent of Class:

                               0.2%

                      (c) Number of shares as to which the person has:

                               (i) Sole power to vote or to direct the vote:

                                            21,933 Shares

                               (ii) Shared power to vote or to direct the vote:

                                            0 Shares

                               (iii) Sole power to dispose or direct the
                                     disposition of:

                                            21,933 Shares

                               (iv) Shared power to dispose or to direct the
                                    disposition of:

                                            0 Shares

Item 5.             Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person.

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                    Not Applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable.

Item 9.             Notice of Dissolution of Group.

                    Not Applicable.

Item 10.            Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 22, 2003




                                       /s/ Harold C. Simmons
                                       --------------------------------
                                       HAROLD C.  SIMMONS,  as  trustee of
                                       THE  COMBINED  MASTER RETIREMENT TRUST
                                       and in his individual capacity.